SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On August 1, 2017, Mobileye N.V. (“Mobileye” or the “Company”) issued a press release announcing that on July 31, 2017 the Korea Fair Trade Commission has approved the previously announced all cash tender offer by Cyclops Holdings, LLC (“Cyclops”), a wholly owned subsidiary of Intel Corporation (“Intel”), to purchase all of the outstanding ordinary shares of Mobileye pursuant to the Purchase Agreement, dated as of March 12, 2017, by and among Intel, Cyclops and Mobileye (the “Purchase Agreement”). As a result of the approval of the tender offer from the Korea Fair Trade Commission, all required antitrust clearances have now been obtained.

Mobileye also announced that Intel and Mobileye have agreed that the tender offer will expire at 5:00 p.m., New York City time, on August 7, 2017, unless the tender offer is extended or earlier terminated, in either case pursuant to the terms of the Purchase Agreement. The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on August 11, 2017.

A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press release issued by Mobileye N.V., dated August 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2017
MOBILEYE N.V.

	By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer